SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
I-FLOW CORPORATION
(Name of Subject Company)
I-FLOW CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
  449520303
(CUSIP Number of Class of Securities)
  James J. Dal Porto
Executive Vice President and Chief Operating Officer
20202 Windrow Drive, Lake Forest, CA 92630
(949) 206-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.
Terrence R. Allen, Esq.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
SIGNATURES

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by I-Flow Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 20, 2009. The Schedule 14D-9 relates to the offer (the “Offer”) by Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of October 20, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
Item 8. Additional Information.
Item 8 is amended and supplemented by adding the following information after the first paragraph under the heading "Antitrust Laws—United States":
     At 11:59 p.m., New York City time, on Wednesday, November 4, 2009, the applicable waiting period under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2009

I-FLOW CORPORATION
By:	/s/ James R. Talevich
	Name:	James R. Talevich
	Title:	Chief Financial Officer

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